UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33042

ROSETTA GENOMICS LTD.
(Exact name of registrant as specified in its charter)
Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovov 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
                                         ☒ Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐ Yes         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On December 18, 2008, Rosetta Genomics Ltd. will hold its annual general meeting of shareholders. Rosetta will begin mailing the notice and proxy statement relating to the annual general meeting on or about November 13, 2008. A copy of the notice and proxy statement is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Notice and proxy statement relating to the annual general meeting of shareholders of Rosetta Genomics Ltd. to be held on December 18, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: November 12, 2008	By:	Amir Avniel

Amir Avniel CEO